July 19, 2010

Ryan Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

> **Re:** **OCZ Technology Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-166990**

Dear Mr. Petersen:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 15, 2010.

Form S-1

Selling Stockholders, page 25

1. We note that you still have not disclosed the individuals who exercise the voting and dispositive powers with respect to Cirrus Financial Communications. Please provide the disclosure requested in prior comment 4 or advise us why you believe that this information is not required.

2. In prior comment 6, we asked that you describe in this section all transactions in which the selling shareholders received their shares of common stock, but you do not appear to have done so. Please revise your document as requested, or advise.

Form 10-Q for the quarterly period ended May 31, 2010

Exhibits 31.1 and 31.2

3. We note that the certifications by the Chief Executive Officer and Chief Financial Officer do not include paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please refile the Form 10-Q with revised certifications that are set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K. In addition, please update the section entitled "Incorporation of Certain Information by Reference" of the Form S-1 to incorporate the filing, as amended, into the registration statement.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3503. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via facsimile (650) 687-1106
         Edward H. Batts, Esq.
         DLA Piper LLP (US)